SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           Elite Pharmaceuticals Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    28659T200
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                                 (CUSIP Number)

                                Howard S. Jacobs
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 21, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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      CUSIP No. 28659T200
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Atul M. Mehta
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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               7     SOLE VOTING POWER

                     1,941,000*
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        312,700
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,941,000*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     312,700
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,253,700*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.5%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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*     This number and the percentage ownership include 770,000 shares of Common
      Stock issuable upon exercise of options.


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

      This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on July 3, 2003 (the "Original Schedule 13D") on behalf of Atul M. Mehta, with respect to the common stock, par value $0.01 per share of Elite Pharmaceuticals Inc., a Delaware corporation.

Item 1: Security and Issuer.

            This Amendment relates to the Common Stock, par value $0.01 (the "Common Stock"), of Elite Pharmaceuticals Inc., a Delaware corporation (the "Company"), 165 Ludlow Avenue, Northvale, New Jersey 07647.

Item 2: Identity and Background.

            Item 2(b) of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

            (b) The business address for Mr. Mehta is c/o Howard S. Jacobs, Esq., Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, NY 10022.

Item 3: Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4: Purpose of Transaction.

            On July 3, 2003, Mr. Mehta filed a complaint against the Company, Elite Laboratories, Inc. and John Moore alleging, among other things, a breach of his employment agreement. On April 21, 2004, Mr. Mehta and the Company entered into a settlement agreement and mutual release (the "Settlement Agreement"), pursuant to which, among other things, Mr. Mehta was permitted to retain 770,000 options and to sell up to 90,000 shares of Common Stock during the ninety (90) day period commencing on the date of the Settlement Agreement, at the rate of (a) 1,000 shares of Common Stock per day, if on the trading day immediately prior to the date of sale the closing price of the Common Stock on the American Stock Exchange is not less than $2.50 or (b) 1,500 shares of Common Stock per day, if on the trading day immediately prior to the date of sale the closing price of the Common Stock on the American Stock Exchange is less than $2.50.

Item 5: Interest in Securities of the Issuer.

            Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

            (a) Mr. Mehta beneficially owns 2,253,700 shares of Common Stock, which represents approximately 17.5% of the Common Stock. This number and the percentage ownership include:


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

                        1) 100 shares of Common Stock owned jointly by Mr. Mehta
            and his wife;

                        2) 770,000 shares of Common Stock issuable upon exercise
            of currently exercisable options. The options have exercise prices ranging from $1.00 per share to $10.00 per share and all have an expiration date of June 13, 2005, unless otherwise extended pursuant to the Settlement Agreement;

                        3) 100,000 shares of Common Stock held by his wife, Asha
            Mehta;

                        4) 200,000 shares of Common Stock held by Mehta
            Partners; and

                        5) 12,600 shares of Common Stock held by his children.

            (b) Mr. Mehta has the sole power to vote or direct the vote of the 1,941,000 shares of Common Stock and the sole power to dispose of or to direct the disposition of such 1,941,000 shares of Common Stock. The Reporting Person has the shared power, along with his wife and children, to vote or direct the vote of the 312,700 shares of Common Stock and the shared power to dispose of or to direct the disposition of such 312,700 shares of Common Stock.

            (c) (i) On April 22, 2004, Mr. Mehta sold 100 shares of Common Stock on the open market for $4.22 per share.

                  (ii) On April 22, 2004, Mr. Mehta sold 900 shares of Common Stock on the open market for $4.12 per share.

                  (iii) On April 23, 2004, Mr. Mehta sold 700 shares of Common Stock on the open market for $4.05 per share.

                  (iv) On April 23, 2004, Mr. Mehta sold 300 shares of Common Stock on the open market for $4.04 per share.

                  (v) On April 26, 2004, Mr. Mehta sold 1,000 shares of Common Stock on the open market for $3.90 per share.

                  (vi) On April 27, 2004, Mr. Mehta sold 1,000 shares of Common Stock on the open market for $3.90 per share.

            (d) No person other than the persons filing this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

            (e) Not applicable.


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

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See response to Item 4.

Item 7: Material to be Filed as Exhibits.

            (a) Settlement Agreement and Mutual Release dated April 21, 2004 between Atul M. Mehta and Elite Pharmaceuticals Inc., Elite Laboratories, Inc. and John Moore.

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 28, 2004

                                                 /s/ Atul M. Mehta
                                                 -------------------------------
                                                 Atul M. Mehta


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                                  Exhibit Index

Exhibit A         Settlement Agreement and Mutual Release dated April 21, 2004 between Atul M. Mehta and Elite Pharmaceuticals Inc., Elite
                  Laboratories, Inc. and John Moore.